Xinxu Copper Industry Technology Limited

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

VIA EDGAR

August 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Eranga Dias
Erin Purnell
Beverly Singleton
Andrew Blume

Re: Xinxu Copper Industry Technology Ltd Registration Statement on Form F-1 Filed March 29, 2024 File No. 333-278407

Dear Mr. Dias,

Xinxu Copper Industry Technology Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 9, 2024, regarding the Registration Statement on Form F-1 submitted to the Commission on March 29, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes in response to the Staff’s comments and some updates have been made in the Amendment No.1 to the Registration Statement on Form F-1 (the “Amendment No.1”), which is being filed with the Commission contemporaneously with the submission of this response letter.

Registration Statement on Form F-1

Risk Factors

The rules and regulations in China can change quickly with little advance notice..., page 24

1.	We note the revisions to this risk factor disclosure and reissue comment 9 in our letter dated October 25, 2023 as it relates to your disclosure in this section. Please restore your disclosures in this area to the disclosures as they existed in the registration statement as of September 28, 2022. Please make corresponding changes to the summary risk on page 14 and to the header of the risk factor beginning "The PRC government exerts substantial influence..." on page 27.

Response: In response to the Staff’s comment, we have revised our disclosures under “Prospectus Summary - Summary of Significant Risks Affecting Our Company” section on pages 14 and 15, “Risk Factor” section on pages 25, 26 and 28, and elsewhere as applicable, of the Amendment No.1.

Consolidated Financial Statements

Note 29 - Condensed Financial Information of the Parent Company, page F-31

2.	We note your revisions made in response to prior comment 3, including the condensed parent company statements of cash flows on page F-33. Considering the amount in the "Net (loss) income" line item for the fiscal ended June 30, 2023 does not agree to the corresponding line item in the parent company statements of comprehensive income (loss) on page F-32, please revise your disclosures accordingly.

Response: In response to the Staff’s comment, we have revised our disclosures under “Consolidated Financial Statements” section on pages F-32 and F-33, and elsewhere as applicable, of the Amendment No.1.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinchun Cheng
Jinchun Cheng, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP